UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FOCUS GOLD CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

34416A203

(CUSIP Number)

Bernhard J Zinkhofer

McMillan LLP

Royal Centre, 1055 W. Georgia Street, Suite 1500

Vancouver, BC V6E 4N7

d 604.691.9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34416A203	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GORDON F. LEE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.36%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 34416A203	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Shares”), of Focus Gold Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 51033 N 330th Ave. Wickenberg, Arizona 85390.

Item 2.  Identity and Background.

 This statement is being filed on behalf of Gordon F. Lee, businessman. The address of the principal business office of Mr. Lee is 51033 N 330th Ave. Wickenberg, Arizona 85390.

During the last five years, Mr. Lee has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Mr. Lee was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Lee is a citizen of Canada.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Lee invested personal funds as consideration for the shares received.

Item 4.  Purpose of Transaction.

 Mr. Lee invested for investment purposes and to provide the Company with working capital.

Item 5.  Interest in Securities of the Issuer.

 Based upon information obtained directly from the Company, there were 16,528,819 common shares of the Company outstanding as at April 5, 2013 and as at that date Mr. Lee held 5,000,000 shares of common stock or 43.36% of the issued and outstanding shares of common stock of the Company.

Mr. Lee has been issued warrants exercisable for 5,000,000 shares of common stock which are vested and exercisable on the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Mr. Lee and any other person or entity.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 34416A203	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2013

GORDON F. LEE

/s/ Gordon F. Lee